SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

P.E.
7/31/02

For the month of July 2002

BOUYGUES OFFSHORE S.A.

(Exact Name of Registrant as Specified in its Charter)

3, rue Stephenson, 78180 Montigny-le-Bretonneux, France
(Address of Registrant's Principal Executive Office)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F _X_ Form 40-F _

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ____ No _X_

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): _____)

Enclosure:

Press release dated July 30, 2002, announcing financial results for Bouygues Offshore for the first half of 2002.

PADOCS01/111106.1

BOUYGUES OFFSHORE PRESS RELEASE

First-half 2002 net sales total EUR 578.1 million
Backlog at June 30, 2002 amounts to EUR 1,126.7 million

Montigny-le-Bretonneux, France - July 30, 2002 — For the six months ended June 30, 2002, Bouygues Offshore (NYSE: BWG — Paris: BOS.PA) reported consolidated net sales of EUR 578.1 million (USD 519.2 million), a 12% increase over the prior-year period. The majority of sales were generated in France, other European countries including Russia, and Africa.

Sales rose by 23.8% in the Offshore, Maritime and River Works, and Liquefied Gases businesses. Maintenance Service sales increased 56.4% as a result of maintenance work performed under major EPCI contracts and the startup of projects in France, confirming the validity of our strategy of delivering an integrated offering.

The growth in these businesses offset lower activity the Chemicals-Refining, Energy-Industry business, as well as in the Onshore business following the completion of projects in Russia and the startup of the Rhourde Ouled Djemma (ROD) project in Algeria.

New orders increased 61.6% to EUR 578.9 million (USD 577.5 million).

New orders in the Maritime and River Works, Liquefied Gases and Maintenance Services businesses rose significantly from second-quarter 2001. The decline in Onshore orders resulted from the sale of a 50% interest in Russian subsidiary Katran K LLC, previously wholly-owned, in line with our strategy of developing and consolidating relationships with our Russian partners.

Backlog at June 30, 2002 remained high at EUR 1,126.7 million (USD 1,123.9 million) due to a number of orders in the Offshore, Onshore, Maritime and River Works, and Liquefied Gases businesses. Marketing initiatives remain sustained as the award of some major targeted offshore projects has been postponed until the second half.

Of the total, 35.9% relates to project work for 2002, 51.2% for 2003 and 12.9% thereafter.

Appendices: Table

From design engineering to start-up and maintenance, Bouygues Offshore provides its customers with turnkey projects in offshore-onshore oil and gas contracting, liquefied gases, maritime and river works and chemicals-refining/energy-industry.

Driven by a strong commitment to the energy industry, an on-the-spot presence and a team of talented professionals, we deliver solutions that are safe, innovative and promote the success of our clients and our Company.

Further information on the company can be found on line at www.bouygues-offshore.com.

Valérie Barlois-Leroux - Bouygues Offshore
Financial Communication - Investor Relations
tel.: 01 30 60 79 69 - fax: 01 30 60 84 48
e-mail: v.barlois@bouygues-offshore.com

Alexandra Noeuvéglise – Bouygues Offshore
Communication – Press Relations
tel.: 01 30 60 85 21 - fax: 01 30 60 84 48
e-mail: a.noeuveglise@bouygues-offshore.com

Year-to-date analysis

In million – Unaudited	Six months ended 06/30/2002 US $ (1)	Six months ended 06/30/2002 euros	Six months ended 06/30/2001 euros
Offshore			
Net sales	204.6	227.8	215.2
New orders	114.1	114.4	139.5
Backlog (end of period)	400.6	401.6	352.9
Onshore			
Net sales	140.5	156.4	186.5
New orders	173.0	173.4	106.6
Backlog (end of period)	371.7	372.6	352.2
Maritime and River Works			
Net sales	26.1	29.1	10.4
New orders	122.2	122.5	10.4
Backlog (end of period)	114.8	115.1	10.5
Liquefied Gases			
Net sales	36.7	40.9	14.9
New orders	64.2	64.4	4.8
Back log (end of period)	142.8	143.2	69.7
Chemicals-Refining, Energy-Industry			
Net sales	16.9	18.8	21.7
New orders	16.6	16.6	29.4
Backlog (end of period)	19.6	19.6	26.0
Maintenance Services			
Net sales	94.4	105.1	67.3
New orders	87.4	87.6	67.4
Backlog (end of period)	74.4	74.6	29.5
Total Net sales(2)	519.2	578.1	516.0
Total New orders	577.5	578.9	358.1
Total Backlog (end of period)	1 123.9	1 126.7	840.8

(1) US $ net sales are translated at an exchange rate of Euro 1=US $ 0.8981 which is the average of the European Central Bank reference rates from January 1, 2002 to June 30, 2002. New orders and Backlog are translated at an exchange rate of Euro 1 = US $ 0.9975 which is the European Central Bank reference rate on June 30, 2002.

(2) First half 2002 net sales included EUR 17.1 million of operating costs billed directly to single project joint ventures or expenses billed to customers, compared with EUR 27.7 million in the first-half 2001.

Quaterly analysis

In million – Unaudited	Second quarter ended 06/30/2002 US $ (1)	Second quarter ended 06/30/2002 Euros	Second quarter ended 06/30/2001 euros
Offshore			
Net sales	98.5	107.1	120.1
New orders	61.3	61.5	63.4
Backlog (end of period)	400.6	401.6	352.9
Onshore			
Net sales	84.4	91.8	83.8
New orders	(19.0)	(19.0)	24.8
Backlog (end of period)	371.7	372.6	352.2
Maritime and River Works			
Net sales	17.6	19.1	5.5
New orders	80.1	80.3	9.5
Backlog (end of period)	114.8	115.1	10.5
Liquefied Gases			
Net sales	23.7	25.8	9.9
New orders	36.9	37.0	4.1
Backlog (end of period)	142.8	143.2	69.7
Chemicals-Refining, Energy-Industry			
Net sales	8.9	9.7	12.7
New orders	11.0	11.0	11.2
Backlog (end of period)	19.6	19.6	26.0
Maintenance Services			
Net sales	51.0	55.5	35.2
New orders	53.4	53.5	32.7
Backlog (end of period)	74.4	74.6	29.5
Total Net sales(2)	284.1	309.0	267.2
Total New orders	208.7	224.3	145.7
Total Backlog (end of period)	1 123.9	1 126.7	840.8

(1) US $ net sales are translated at an exchange rate of Euro 1 = US $ 0.9194 which is the average of the European Central Bank reference rates from April 1, 2002 to June 30, 2002. New orders and Backlog are translated at an exchange rate of Euro 1 = US $ 0.9975 which is the European Central Bank reference rate on June 30, 2002.

(2) Second quarter 2002 net sales included EUR 9.1 million of operating costs billed directly to single project joint ventures or reimbursable expenses billed to customers, compared with EUR 16.3 million in the second quarter 2001.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BOUYGUES OFFSHORE S.A.

Dated:

By: ____________________
Name: Mireille Arvier
Title: Chief Financial Officer